

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2011

Via E-mail
Seon Won
President & Chief Executive Officer
SW China Imports, Inc.
15800 Crabbs Branch Way, Ste. 310
Rockville, MD 20855

> **Re:** **SW China Imports, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 7, 2011**
> **File No. 333-173873**

Dear Mr. Won:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one in our letter dated June 1, 2011 and the description of your day-to-day business activities. Please include this description in your filing.

Plan of Distribution, page16

Procedures for Subscribing, page 18

2. We note your response to comment eight in our letter dated June 1, 2011. Please tell us why the language in the subscription agreement requiring the investor to acknowledge that he/she "understands" the risks of the offer is appropriate or delete this language.

Management's Discussion and Analysis or Plan of Operation, page 18

Results of Operations, page 19

3. We note your response to comment nine in our letter dated June 1, 2011. Please include in your filing the information that is contained in your response.

Certain Relationships and Related Transactions and Corporate Governance, page 30

4. We note your response to comment 11 in our letter dated June 1, 2011 and your disclosure that "[a]s of March 15, 2011," your chief executive officer loaned you $1,000. Please confirm that Mr. Won has not advanced funds to the company other than those described in this section. If he has advanced any additional funds, please disclose such advances. See Item 404(a) of Regulation S-K.

5. We note your response to comment 12 in our letter dated June 1, 2011. Please also include the disclosure required by Items 404(a)(3) and (a)(4) of Regulation S-K.

6. We note your response to comment 13 in our letter dated June 1, 2011. Please disclose the possible conflicts of interest that may arise due to Mr. Won's other business activities in this section of your filing.

7. We note your response to comment 14 in our letter dated June 1, 2011. However, it appears that Mr. Won and Mr. Hwang are promoters because they have taken initiative in founding and organizing the business of your company and each received founders' shares in conjunction with the formation of the company. Similarly, it appears that Taurus Financial Partners, LLC is a promoter because they have taken initiative in organizing your business. Please revise your disclosure in accordance with Item 404(c) of Regulation S-K. Alternatively, provide a detailed analysis using the definition set forth in Rule 405 of the Securities Act in explaining why you believe that the above-named parties do not qualify as promoters.

Exhibits and Financial Statement Schedules, page II-2

Exhibit 5.1 – Legal Opinion of Ki-Hwang, LLC

8. We note your response to comment 16 in our letter dated June 1, 2011. Please have counsel revise the second paragraph of the opinion to clarify that the opinion is based upon all applicable Nevada statutory provisions.

Exhibit 23.1 Independent Registered Accountant's Consent

9. Please file a currently dated consent of your independent accountant in the next pre-effective amendment to your registration statement. Please note that the Staff

requires a new consent with an amendment if an extended period of time passes since the last filing. An extended time is generally any period which is more than 30 days.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director

cc: J. Scott Sitra
        Taurus Financial Partners, LLC